Exhibit 99.1

ACKNOWLEDGMENT AND AGREEMENT OF ADJUSTMENT TO ACQUISITION

CONSIDERATION

This ACKNOWLEDGMENT AND AGREEMENT OF ADJUSTMENT TO ACQUISITION CONSIDERATION (this “Agreement”) is entered into as of May 14, 2005 by and between U-Store-It, L.P., a Delaware limited partnership (the “Operating Partnership”), and Rising Tide Development, LLC, a Delaware limited liability company (the “Optionor”).

WHEREAS, pursuant to that certain Option Agreement dated as of October 27, 2004 between Optionor and the Operating Partnership (the “Option Agreement”), Optionor has granted the Operating Partnership an option to purchase Optionor’s interests in the Option Properties for the consideration and upon the terms and conditions set forth in the Option Agreement;

WHEREAS, on March 18, 2005, the Operating Partnership exercised its option to purchase the Option Properties located at 3730 S. Orange Avenue, Orlando, Florida (the “S. Orange Avenue Facility”) and 12560 S. Military Trail, Boynton Beach, Florida (the “S. Military Trail Facility”) from the Optionor for Acquisition Consideration of $6,800,000 (consisting of $3,539,917 in cash and 189,871 Units, with an agreed upon value of $3,260,083) and $5,000,000 (consisting of $3,225,901 in cash and 103,326 Units, with an agreed upon value of $1,774,099), respectively;

WHEREAS, the parties hereto have determined that the Acquisition Consideration for each of the Option Properties was calculated incorrectly (i.e., the exercise price paid was in excess of that contemplated by the Option Agreement); and

WHEREAS, the parties hereto desire to make certain adjustments and take certain actions as are necessary to accurately reflect the correct calculation and payment of the Acquisition Consideration contemplated pursuant to the Option Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and conditions set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1.	Recalculation of Acquisition Consideration. The Acquisition Consideration to be paid by the Operating Partnership for the S. Orange Avenue Facility shall be $6,116,850, consisting of $3,539,917 in cash and 150,083 Units, with an agreed upon value of $2,576,933. The Acquisition Consideration to be paid by the Operating Partnership for the S. Military Trail Facility shall be $3,962,700 consisting of $3,225,901 in cash and 42,912 Units, with an agreed upon value of $736,799.

2.	Return of Certain Acquisition Consideration. Effective as of the date hereof, the parties hereto agree that 100,202 Units previously issued to the Optionor hereby are canceled. The Operating Partnership shall reflect such cancellation of Units on the books and records of the Operating Partnership and the Optionor shall no longer have any right, title or interest with respect to such Units. In addition, the Optionor hereby agrees to promptly return and deliver to the Operating Partnership $28,057 in cash (which cash represents the distribution paid by the Operating Partnership on such cancelled Units on April 25, 2005).

3.	Definitions. All capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Option Agreement.

4.	Effect on Option Agreement. All terms and conditions of the Option Agreement shall remain unchanged and continue in full force and effect.

[SIGNATURES APPEAR ON FOLLOWING PAGE]

IN WITNESS WHEREOF, each of the undersigned has duly executed and delivered this Agreement as of the date first set forth above.

U-STORE-IT, L.P.

By:	U-Store-It Trust, its general partner

	By:	/s/ Steven G. Osgood
	Name:	Steven G. Osgood
	Title:	President and Chief Financial Officer

RISING TIDE DEVELOPMENT, LLC

By:	Mizzen, LLC, its sole member

By:	Amsdell Holdings X, Inc., its manager

By:	/s/ Robert J. Amsdell
Name:	Robert J. Amsdell
Title:	President